EXHIBIT 8.2.2.

Morgan Beaumont Announces Exclusive Agreement With Competisys & Mexican American Grocers Association

[ PR Newswire  •  2006-06-09 ]

Agreement Provides Prepaid Cards From Discover(R) Network through +120,000 Grocery Stores

Will Add +120,000 New SIRE Network(TM) POPs

BRADENTON, Fla., June 9 /PRNewswire-FirstCall/ -- Morgan Beaumont, Inc. (OTC Bulletin Board: MBEU), a premier technology solution provider to the stored value and prepaid card market and owner of the SIRE Network(TM), today announced it has signed an exclusive agreement with Competisys Corporation to provide prepaid cards from Discover(R) Network to the Mexican American Grocer’s Association (MAGA) channel of over 120,000 grocery stores. As part of the agreement, all of the 120,000 MAGA stores that participate will also become members of the SIRE Network. Additionally, Competisys has signed an exclusive agreement with Morgan Beaumont to offer SIRE Network services, stored value cards and other financial services via their self service kiosks.

“We will be introducing the prepaid cards via MAGA’s channel of 120,000 grocery stores, which include the Competisys self service kiosk. The self service kiosks will also be SIRE Network locations, providing a convenient and secure alternative for conducting financial transactions,” said William Prentice, CEO of Competisys. “An estimated one-third of U.S.-born Hispanic residents and more than half of all Mexican immigrants lack bank accounts. This agreement will enable us to provide an important, underserved market with financial tools designed specifically for their purchasing and payment needs. By 2009, Hispanics will account for approximately one trillion dollars in total purchasing power nationwide. We are projecting that we will be servicing the financial needs of several million consumers in the next three to five years.”

As part of these agreements, Morgan Beaumont will be providing a variety of prepaid cards from Discover Network, including gift, payroll and general spending, targeted at serving the specific needs of the Hispanic community, a growing and underserved market consisting of many consumers without traditional banking relationships. Morgan Beaumont anticipates that the first shipment of Discover Network prepaid cards under this agreement will occur in August 2006.

Cliff Wildes, CEO of Morgan Beaumont, stated, “We have been seeking the right partners to help us take our products and financial services to the Hispanic community. I am confident that Competisys and MAGA are those partners, and we look forward to working with them in building and delivering additional products designed for the Hispanic consumer going forward.”

Prepaid cards offer cardholders a convenient and safe alternative to holding cash and help eliminate costly fees associated with traditional and non-traditional banking services. Merchants benefit from the sale and use of the cards, and employers benefit from reduced expenses and streamlined operations.

About Competisys

Competisys Corporation, based in Irvine, California, is a network solutions firm that specializes in innovative business strategies that involve disruptive technology, regulatory change and unique business models. The Competisys FundStream division brings these innovative strategies to bear on the unique problems of organizations, such as MAGA, and provides MAGA- affiliated retailers with a broad array of technology and network-based solutions, beginning with the financial services kiosks that will deliver the MBI and Discover Network suite of services to under-banked customers. (Contact: Jean Bowman at 949-917-2802.)

About Mexican American Grocers Association (MAGA)

MAGA is an international trade association with over 6,000 members in Mexico, Puerto Rico and the United States. MAGA prepares its members to meet the challenges of the $750 billion Mexican/Latino consumer market through promotions, business and educational seminars. The MAGA retail members see and communicate with almost the entire Hispanic population on a daily basis. The MAGA members have provided economic stability to the neighborhoods they serve. (Contact: Mr. Joseph Hernandez at 323-227-1565.)

About Morgan Beaumont, Inc.

Morgan Beaumont, Inc. is a Technology Solutions Company located in Bradenton, Florida, and is one of the premier providers of Stored Value and Prepaid Card Solutions in the United States. The company has developed the SIRE Network(TM), a secure, reliable, point of sale (POS) and PC based software platform that connects retail merchants with multiple stored value/prepaid card processors and issuing banks, in addition to private transaction networks and IVR and CRM technology. The company owns and operates the SIRE Network as a standardized, national network of Stored Value and Prepaid Card cash load stations located throughout the United States. To learn more about Morgan Beaumont, please visit http://www.morganbeaumont.com.

“Safe Harbor” Statement under Private Securities Litigation Reform Act of 1995

Statements about the expected future prospects of our business and all other statements in this release other than historical facts, constitute forward-looking statements. You can identify forward-looking statements because they contain words such as “believes,” “expects,” “may,” “will,” “would,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates” or similar expressions which concern our strategy, plans or intentions. All statements we make relating to estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements. In addition, we, through our senior management, from time to time make forward-looking public statements concerning our expected future operations and performance and other developments. All of these forward-looking statements are subject to risks and uncertainties that may change at any time, and, therefore, our actual results may differ materially from those we expected. We derive most of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, of course, it is impossible for us to anticipate all factors that could affect our actual results. Some of the factors that we believe could affect our results include: general economic and market conditions, including the lingering effects of the economic slowdown and services revenue; the overall condition of the bank card industry, including the effect of any further consolidation among financial services firms; the regulatory, credit and market risks associated with our operations; the integration of acquired businesses, the performance of our businesses; the effect of war, terrorism or catastrophic events; the timing and magnitude of sales; the timing and scope of technological advances; the ability to retain and attract customers and key personnel; and the ability to obtain patent protection and avoid patent-related liabilities in the context of a rapidly developing legal framework for software and business-method patents. The factors described in this paragraph and other factors that may affect our business or future financial results and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our Form 10-K, a copy of which may be obtained from us without charge. We assume no obligation to update any written or oral forward-looking statement made by us or on our behalf as a result of new information, future events or other factors.

Contacts:	Erik Jensen, President
Morgan Beaumont, Inc.
941-753-2875

Ken Dennard, Managing Partner
ksdennard@drg-e.com
DRG&E / 713-529-6600